

August 29, 2012

Via E-mail
Anthony F. Dombrowik
Chief Financial Officer
Ambassadors Group, Inc.
Dwight D. Eisenhower Building
2001 South Flint Road
Spokane, WA 99224

> **Re: Ambassadors Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed March 12, 2012**
> **Amendment No. 1 to Form 10-K for the Year Ended December 31, 2011**
> **Filed April 27, 2012**
> **File No. 000-33347**

Dear Mr. Dombrowik:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days and indicate that you will comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comments apply to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Financial Statements:

2. Summary of Significant Accounting Policies

Cash, Cash Equivalents, and Available-for-Sale Securities, page F-8

1. With a view towards comprehensive footnote disclosure, please explain whether the nature of the participant deposits involves agreements that legally restrict your ability to freely withdrawal or use the deposited cash. If so, it appears you should report restricted

cash as a separate line-item on your balance sheet in accordance with rule 5.02.1 of Regulation S-X. It would also be necessary for you to revise your statement of cash flows. Please revise or advise us.

2. As participant deposits are the largest liability appearing on your balance sheets, please provide a disclosure in the financial statement footnotes describing the nature and circumstances of the balance.

Index to Exhibits, page II-2

3. Your license agreements with People to People appear to constitute material contracts as defined under Regulation S-K Item 601(b)(10). Please file these agreements as exhibits going forward.

Amendment No. 1 to Form 10-K for the Year Ended December 31, 2011

Outstanding Equity Awards at Fiscal Year-End Table – 2011, page 24

4. In accordance with Instruction 2 to Regulation S-K Item 402(f)(2), disclose the vesting dates of the options reported via footnote.

Beneficial Ownership, page 36

5. Please explain why you did not include the 71,000 shares owned by the John and Gail Ueberroth Family Foundation for which Mr. Ueberroth has shared voting power in the table. Refer to Instruction b. to Regulation S-K Item 403.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Cascarano, Staff Accountant, at 202-551-3376 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458, Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director